www.linkedin.com/in/ethanlyle
(LinkedIn)

Top Skills

Cross-functional Team Leadership
Market Intelligence
Business Insights

Languages

English (Native or Bilingual)
French (Professional Working)
Spanish (Limited Working)

Publications

Our City Ignores the Underclass: We are not doing our part to help people in dire need

Aligning College and Career: Expanding Citywide Pathways for Boston Youth

Worst Case Scenarios

Noise pollution — South Florida's signature sound — can be fixed. So why don't we?

Web3 Needs Better Words

Ethan Lyle

General Manager of Avōq New York
New York, New York, United States

Summary

Ethan Lyle is the General Manager of New York for Avōq, a creative advocacy firm. He has experience as a business operator and strategic advisor, with a career spanning corporate strategy, marketing & communications, and emerging tech.

Before Avōq, Ethan was a senior executive in web3 professional services, advising founders and C-suites of leading brands in blockchain, crypto, and fintech. Prior to that, he was a vice president at Teneo, a global CEO advisory firm, where he specialized in complex financial matters with severe reputation risks. Ethan began his consulting career at Kekst (now Kekst CNC), a leading strategic and financial communications consultancy.

He also spent time in the public sector, including contributions to the Boston mayor's office, Federal Emergency Management Agency, and Obama White House. In 2008, he served as a field organizer for the "Obama for America" presidential campaign.

Ethan holds a Bachelor of Arts in Government, cum laude, from Harvard College, and a Master in Public Policy with a concentration in Business & Government Policy from the John F. Kennedy School of Government at Harvard University. He is pursuing an MBA through the weekend executive program at Columbia Business School.

Experience

Avōq
General Manager, New York
2024 - Present (1 year)
New York, New York

Avōq is a creative advocacy firm that helps companies, organizations, and industries elevate ideas, build brands, and tackle reputation or policy challenges. We combine communications and advocacy to creatively shape narratives, manage brand reputation, influence national debates, and engage the audiences you need to reach. We embrace an ethos of creative advocacy — informed thinking, fresh perspectives, and unique solutions — to drive outcomes with the right audiences at the right time. Avōq's 200+ employees work from offices in Washington D.C., Chicago, New York, New Jersey, and Miami.

Wachsman
2 years

Executive Director, Americas
2023 - 2024 (1 year)
Miami, Florida

Served as co-leader of the Americas and head of business development.

Director, Strategy
2022 - 2023 (1 year)
Miami, Florida

Led client account teams supporting web3/blockchain/crypto and fintech companies with marketing and communications. Managed staff across analytics, business development, marketing, and client-facing teams.

Teneo
3 years

Vice President
2019 - 2020 (1 year)
New York, New York

Provided integrated consulting services for Fortune 100 clients, with emphasis on CEO priorities. Specialized in complex financial matters with severe reputation risks.

Senior Associate
2017 - 2019 (2 years)
New York, New York

Kekst CNC
3 years

Associate
2016 - 2017 (1 year)
New York, New York

Supported large companies and organizations related to high-stakes capital markets and public affairs matters. Consulted on hostile/friendly M&A, shareholder activism, global litigation, bankruptcy & restructuring, and private equity portfolio communications.

Analyst
2014 - 2016 (2 years)
New York, New York

The White House
Review Associate, Office of Management and Administration
2009 - 2009 (less than a year)
Washington, D.C.

Obama for America
Field Organizer
2008 - 2008 (less than a year)
United States of America

Education

Harvard University
Bachelor of Arts (AB), cum laude, Government

Columbia Business School
Master of Business Administration (MBA)

Harvard Kennedy School
Master in Public Policy (MPP), Business & Government Policy